CERTIFICATE of AUTHOR

I, Landy A. Stinnett, P.E. do hereby certify that:

1.	I am an Associate Mining Engineer of:

SRK Consulting (US), Inc.
7175 W. Jefferson Ave, Suite 3000
Denver, CO, USA, 80235

2.

I graduated with a Bachelor of Science degree in Geological Engineering from the South Dakota School of Mines in 1959 and a Master of Science degree in Geological Engineering from the same college in 1963. In addition, I have obtained a Master of Science degree in Mining Engineering from the University of Minnesota in 1967.

3.	I am a Registered Member of the Society of Mining Engineers.

4.	I have worked as an engineer or minerals appraiser for a total of 45 years since my graduation from the university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the overall preparation of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, NV (the “Technical Report”) relating to the Yukon-Nevada Gold Corp.’s gold property. I visited the Jerritt Canyon property in January 2007 and January 2008 for four days.

7.

I have had prior involvement with the properties that are the subject of the Technical Report. In 2003 I appraised the mobile equipment at the property and I was responsible for the overall preparation of the 2006 Technical Report, as well as the February 1, 2008 NI 43-101 Valuation Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

Group Offices in:	North American Offices:
Australia	Denver	303.985.1333
North America	Elko	775.753.4151
Southern Africa	Reno	775.828.6800
South America	Tucson	520-544-3688
United Kingdom	Toronto	416.601.1445
	Vancouver	604.681.4196
	Yellowknife	867-699-2430

SRK Consulting (US), Inc.	Page 2 of 2

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th Day of April, 2008.

#4502, Wyoming
(Signed)	(Sealed)

Landy Stinnett, P.E.